Vivaldi Opportunities Fund

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

January 10, 2020

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vivaldi Opportunities Fund, File Nos.: 333-227574; 811-23255; Form AW-Request for Withdrawal of Post-Effective Amendment No. 1 to the Registration Statement on Form N-2.

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, the Vivaldi Opportunities Fund (the “Registrant”) hereby requests the withdrawal of Post-Effective Amendment No. 1 to its Registration Statement (the “Amendment”) filed with the Securities and Exchange Commission on December 4, 2019. The Registrant is requesting the withdrawal of the Amendment because it has decided not to offer its securities at this time. The Amendment has not yet been declared effective and no securities were sold pursuant to the Amendment or the underlying Registration Statement under the Securities Act of 1933. If the Registrant decides to offer shares in the future, it will file a new registration statement on Form N-2.

Sincerely,

Vivaldi Opportunities Fund

/s/ Michael Peck

Michael Peck

President